UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 000-56292

Vox Royalty Corp.
(Registrant)

1499 WEST 120th AVENUE, SUITE 110

WESTMINSTER, CO 80234

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐     Form 40-F ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Exhibits 99.1 to 99.5 to this report on Form 6-K of Vox Royalty Corp. are hereby incorporated by reference herein and are hereby incorporated by reference into and as an exhibit to the Company’s Registration Statement on Form F-10 (File No. 333-284746) and Form S-8 (File No. 333-275418) under the U.S. Securities Act of 1933, as amended, to the extent not superseded by documents or reports subsequently filed or furnished by the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vox Royalty Corp.

Date: November 12, 2025	By:	/s/ Kyle Floyd
Chief Executive Officer

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EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Unaudited Condensed Interim Consolidated Financial Statements for the three and nine months ended September 30, 2025 and 2024
99.2	Management Discussion and Analysis for the three and nine months ended September 30, 2025
99.3	Form 52-109F2 – Certification of Interim Filings Full Certificate – CEO
99.4	Form 52-109F2 – Certification of Interim Filings Full Certificate – CFO
99.5	Press release “Vox Royalty Announces Q3 2025 Financial Results and Declares Quarterly Dividend”

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